SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 6)*

Porter Bancorp, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

736233107
(CUSIP Number)

with a copy to:
Marc Weingarten and David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2014
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 736233107	SCHEDULE 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS SBAV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 984,234 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 984,234 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 984,234 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 736233107	SCHEDULE 13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS SBAV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 984,234 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 984,234 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 984,234 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 736233107	SCHEDULE 13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,600 shares of Common Stock
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,600 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,600 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 736233107	SCHEDULE 13D/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 986,834 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 986,834 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 986,834 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 736233107	SCHEDULE 13D/A	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 986,834 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 986,834 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 986,834 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.5%
14	TYPE OF REPORTING PERSON IA; CO

CUSIP No. 736233107	SCHEDULE 13D/A	Page 8 of 12 Pages

This Amendment No. 6 to Schedule 13D ("Amendment No. 6") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 11, 2011 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on August 5, 2011 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on October 24, 2011 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed with the SEC on October 26, 2011 ("Amendment No. 3") Amendment No. 4 to the Original Schedule 13D filed with the SEC on November 29, 2011 ("Amendment No. 4") and Amendment No. 5 to the Original Schedule 13D filed with the SEC on January 31, 2012 ("Amendment No. 5" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 6, the "Schedule 13D") with respect to the common stock, no par value (the "Shares") of Porter Bancorp, Inc., a Kentucky corporation (the "Issuer" or "Bank"). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D. This Amendment No. 6 amends Items 2, 3 and 5 as set forth below.

Item 2.	IDENTITY AND BACKGROUND.

 Paragraphs (a) – (c) of Item 2 are hereby amended and restated in their entirety as follows:

(a)     This statement is filed by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"), SBAV LP, a Delaware limited partnership ("SBAV"), SBAV GP LLC, a Delaware limited liability company ("SBAV GP") and George Hall ("Mr. Hall," and together with CGI, CMAG, SBAV and SBAV GP, the "Reporting Persons").

(b)     The principal business address of CGI, SBAV, SBAV GP and Mr. Hall is 601 Lexington Avenue, 51st Floor, New York, New York 10022. The principal business address of CMAG is c/o Credit Suisse Administration Services (Cayman) Ltd., P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

(c)     The principal business of CGI is to invest on behalf of funds and accounts under its management. The principal business of each of CMAG and SBAV is to invest in securities. The principal business of SBAV GP is to act as the general partner of SBAV. Mr. Hall is the Chief Executive Officer of CGI and the managing member of SBAV and SBAV GP.

 The name, citizenship, present principal occupation or employment and business address of each director and executive officer of CGI and CMAG is set forth in Schedule A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any Shares.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 is hereby amended and restated in its entirety as follows:

Funds for the purchase of the Shares reported herein were derived from available working capital of CMAG and SBAV.  The Reporting Persons have used approximately $6,328,000 to purchase the Shares that have been reported in the Schedule 13D  and have received proceeds of approximately $166,000 from selling a portion of such Shares.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) – (c) of Item 5 are hereby amended and restated as follows:

CUSIP No. 736233107	SCHEDULE 13D/A	Page 9 of 12 Pages

(a) The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 13,122,978 Shares outstanding, which includes 12,894,717 Shares outstanding as of April 30, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 9, 2014, and as adjusted to take account for the warrants held by the Reporting Persons. The Reporting Persons may be deemed the beneficial owners of an aggregate of 986,834 Shares, constituting approximately 7.5% of the Shares outstanding.

(b) By virtue of an investment management agreement with CMAG and SBAV, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 986,834 Shares beneficially owned by CMAG and SBAV. By virtue of it being the general partner of SBAV, SBAV GP may be deemed to have shared voting power and shared dispositive power with respect to all of the 986,834 Shares beneficially owned by SBAV. By virtue of his direct and indirect control of each of CGI, CMAG, SBAV and SBAV GP, Mr. Hall may be deemed to have shared voting power and shared dispositive power with respect to all Shares as to which each of CGI, CMAG, SBAV and SBAV GP has voting power or dispositive power.

(c) All transactions in the Shares effected by the Reporting Persons during the past sixty days are set forth in Schedule B hereto and are incorporated herein by reference. Unless otherwise indicated, all such transactions were effected in the open market.

CUSIP No. 736233107	SCHEDULE 13D/A	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 19, 2014

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

Clinton Magnolia Master Fund, Ltd.

By:	Clinton Group, Inc., its investment manager

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

SBAV LP

By:	SBAV GP LLC, its general partner

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

SBAV GP LLC

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

/s/ George Hall
George Hall

CUSIP No. 736233107	SCHEDULE 13D/A	Page 11 of 12 Pages

SCHEDULE A

Directors and Executive Officers of Certain Reporting Persons

CLINTON GROUP, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 601 Lexington Avenue, 51st Floor, New York, New York 10022.

Name	Position and Principal Occupation
George E. Hall	Director and Chief Executive Officer
Gregory P. Taxin	President
Francis A. Ruchalski	Director and Chief Financial Officer
John L. Hall	Director and Secretary
Nader Behbehani	Chief Compliance Officer

CLINTON MAGNOLIA MASTER FUND, LTD.

The following sets forth the name, principal occupation and business address of each director of CMAG. There are no executive officers of CMAG. Each such person is a citizen of the United Kingdom.

Name	Principal Occupation	Business Address
Jane Fleming	Client Accountant of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Dennis Hunter	Director of Queensgate Bank & Trust Company Ltd	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Roger Hanson	Director of dms Management Ltd	c/o dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands

CUSIP No. 736233107	SCHEDULE 13D/A	Page 12 of 12 Pages

SCHEDULE B

SBAV

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
3/20/2014	(2,800)	1.1
3/27/2014	(2,100)	1.1233
3/28/2014	(200)	1.12
3/28/2014	(1,000)	1.146
3/31/2014	(1,100)	1.1573
4/1/2014	(900)	1.16
4/2/2014	(4,000)	1.1578
4/3/2014	(200)	1.14
4/7/2014	(2,000)	1.186
4/11/2014	(9,200)	1.156
4/14/2014	(500)	1.15
4/22/2014	(11,900)	1.13
4/23/2014	(2,800)	1.1402
4/23/2014	(2,235)	1.14
4/25/2014	(1,600)	1.15
4/29/2014	(1,000)	1.11
4/30/2014	(3,275)	1.0806
5/5/2014	(500)	1.06
5/5/2014	(4,445)	1.0523
5/6/2014	(300)	1.04
5/6/2014	(600)	1.06
5/7/2014	(400)	1.03
5/7/2014	(8,500)	1.0279
5/8/2014	(5,394)	1.02
5/9/2014	(5,000)	0.9514
5/9/2014	(6,300)	0.9479
5/9/2014	(5,494)	0.95
5/13/2014	(12,200)	0.9525
5/14/2014	(5,000)	0.95
5/14/2014	(10,400)	0.96
5/15/2014	(2,600)	0.9509
5/15/2014	(5,600)	0.95
5/15/2014	(400)	0.93
5/16/2014	(12,800)	0.9269
5/16/2014	(700)	0.9293